Khosla Ventures Acquisition Co.

2128 Sand Hill Road

Menlo Park, CA 94025

October 8, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Alan Campbell; Celeste Murphy

Re:	Khosla Ventures Acquisition Co.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 22, 2021
File No. 333-257591

Dear Mr. Campbell and Ms. Murphy:

This letter sets forth the response of Khosla Ventures Acquisition Co. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated October 1, 2021 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the registration statement on Form S-4 filed with the Commission on September 22, 2021 (“Amendment No. 1”). Concurrently with the submission of this letter, we are filing an amendment to Amendment No. 1 (“Amendment No. 2”).

For your convenience, we have reproduced the Staff’s comments exactly as set forth in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to the Registration Statement unless otherwise stated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.

We note your response to prior comment 1. Please also revise the prospectus cover page to disclose the expected ownership percentages in the combined company of KVSA’s public stockholders, the Sponsor, Valo Health’s current equity owners and the PIPE investors if the business combination is approved and consummated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page of Amendment No. 2 to include such disclosure.

Summary of the Proxy Statement/Prospectus Combined Business Summary, page 1

2.	We note your response to prior comment 6 and re-issue. Please revise to remove all language, including in your new disclosures on pages 5 and 213, which states or implies that Valo

Health plans to use its Opal platform to (i) “accelerate” its programs, (ii) reduce clinical trial times, (iii) enable smaller, more precise trials and a faster path to approval and (iv) act as an “industry accelerator”. You may state, if true, that Valo Health’s goal is to develop its product candidates more efficiently than current industry standards, but please remove claims regarding the acceleration of clinical development; reduction of clinical trial times; enabling of smaller, more precise trials and a faster path to approval; and acting as an “industry accelerator” as these statements are speculative and appear to be premature given Valo Health’s current stage of development.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Summary of the Proxy Statement/Prospectus, the Risk Factors, the Information About Valo Health and the Valo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations sections in response to the Staff’s comment.

3.

We note your revised disclosure stating that Valo Health has an internal supply chain of three product candidates and 14 other discovery-stage programs. Please revise this sentence to state that two of Valo’s product candidates are licensed from Sanofi and that one was acquired in connection with Valo’s acquisition of Courier Therapeutics, as indicated elsewhere in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Summary of the Proxy Statement/Prospectus, the Information About Valo Health and the Valo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations sections in response to the Staff’s comment.

Transforming a Legacy System, page 4

4.

We note your response to prior comment 8 and revised disclosure. Please revise to remove the new disclosure inserted in the third paragraph of this section regarding Valo Health’s goal to reduce the average time from discovery through approval for a drug to 8-11 years with an average cost to launch of $350-500 million and an overall PTRS of 25-40%. You may state, if true, that Valo Health’s goal is to develop drug candidates more efficiently than current industry standards.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 5 and 215 of Amendment No. 2 in response to the Staff’s comment.

5.

We note your response to prior comment 9 and re-issue in part. Please revise the third paragraph of this section, here and on page 213, to state that Valo Health’s product candidates will still need to complete the same development milestones as other drugs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 215 of Amendment No. 2 to clarify that Valo Health’s product candidates will be subject to the same development milestones as other drugs, including a demonstration that the drug is safe for its intended use and the provision of substantial evidence of effectiveness.

Our Value-Creation Strategy, page 7

6.

We note your response to prior comment 11 and revised disclosure, including your insertion of a new table on page 8. Please tell us why each of the programs in this table are sufficiently material to Valo Health to be disclosed in the Summary of the Proxy Statement/Prospectus section of the document. Alternatively, please remove this table from the Summary of the Proxy Statement/Prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the graphic on pages 8 and 216 of Amendment No. 1 from Amendment No. 2 in response to the Staff’s comment.

Risk Factors

Some of our intellectual property has been discovered…, page 76

7.	We note your response to prior comment 19. Please revise this risk factor to reflect your statement that OPL-0101 is subject to march-in rights.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 77 of Amendment No. 2 in response to the Staff’s comment.

Comparable Company Analysis, page 154

8.

We note your response to prior comment 24 and your revised disclosure, including your statement that “KVSA reviewed certain financial information of the Valo Parties, such as its financing history and equity capitalization.” Please revise this section of the S-4 to disclose the Valo Parties’ financing history and equity capitalization that was reviewed by KVSA.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 155 of Amendment No. 2 to include such disclosure.

Information About Valo

Optimized Clinical Studies, page 225

9.

We note your response to prior comment 31 and your revised disclosure. Please tell us whether Numerate used the Opal Platform to achieve (i) “new molecule identification, validation and transition to H2L in months” and (ii) “lead optimization in months”. To the extent that the Numerate team did not use the Opal Platform, please remove those disclosures from the graphic.

If Numerate did use the Opal Platform, please revise within the graphic to state which of Valo Health’s product candidates were developed in this manner. If none of Valo Health’s current product candidates were developed this way, please revise within the graphic to state this clearly.

We further note your disclosure on pages 3 and 212 stating that you have (i) optimized leads in months versus the two-year average standard and (ii) achieved transition to hit-to-leads in weeks-to-months, versus six to 12 months. Please tell us in your response letter whether these statements are referencing efforts that were completed by Numerate prior to the Valo acquisition and whether these efforts used the Opal Platform. Please also tell us whether any of your discovery-stage programs have achieved these goals. To the extent these efforts were completed at Numerate, did not involve the Opal Platform and/or did not involve any of your current product candidates or discovery-stage programs, please revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 228 of Amendment No. 2 to clarify that the effort was completed at Numerate prior to the Valo acquisition using technology that has since been incorporated into our Opal Platform. Further, the Company respectfully advises the Staff that since the completion of the Numerate acquisition, the Opal Platform has achieved (i) “new molecule identification, validation and transition to H2L in months” and (ii) “lead optimization in months” in the development of its discovery-stage programs. Further, the Company respectfully advises the Staff that it has revised its disclosure on page 228 of Amendment No. 2 to clarify that none of Valo’s three product candidates (two of which are licensed from Sanofi and one that was acquired in connection with Valo’s acquisition of Courier) were developed using the Opal Platform and to clarify that the graphic applies to Valo’s development of its discovery-stage programs using the Opal Platform. With respect to the disclosure on pages 3 and 214 of Amendment No. 2, the Company respectfully advises the Staff that these efforts were initially completed at Numerate using technology incorporated into the Opal Platform, but have also been accomplished at Valo using the Opal Platform with respect to Valo’s discovery-stage programs.

OPL-0301 for the Treatment of Heart Failure and Kidney Injury, page 229

10.	We note your response to prior comment 33 and revised disclosure. Please revise to clearly state that the trial was not powered for statistical significance, as indicated in your response letter.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 231 of Amendment No. 2 to clarify that the referenced clinical study of OPL-0301’s effect on endothelial function was not powered to determine statistical significance.

Team, page 248

11.

We note your response to comment 37. As noted in your response, the identification of these entities appears to suggest that potential investors may consider investments made by these institutional investors as a factor in making their investment decisions without knowing the amount of these entities’ investments in total or on a per share basis, their investment strategies or whether these institutional investors continue to hold their shares. Additionally, as these stockholders are not subject to the reporting requirements of Section 16 and based on your response letter, it appears likely that investors will not know when these entities decide to sell their shares. Therefore, we continue to believe the disclosure is inappropriate for the registration statement. Please limit your list to those entities that are identified as 5% stockholders on page 309.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 251 of Amendment No. 2 to remove entities that are not identified as 5% stockholders.

Description of New Valo Securities, page 327

12.

We note your response to prior comment 15 and re-issue in part. Please revise the Description of New Valo Securities section to include a description of the material terms of the registration rights granted by the Registration Rights Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 330 and 331 of Amendment No. 2 to include such disclosure.

* * * * *

Please direct any questions or comments regarding this correspondence to our counsel, Brian D. Paulson of Latham & Watkins LLP, at (415) 395-8149.

Very truly yours,

Khosla Ventures Acquisition Co.

By:	/s/ Peter Buckland
Name:	Peter Buckland
Title:	Chief Financial Officer

cc:	Peter Buckland, Khosla Ventures Acquisition Co.
Brian D. Paulson, Latham & Watkins LLP

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